UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value per share
(Title of Class of Securities)

G2161Y109
(CUSIP Number)

27/2/2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2161Y109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,621,794
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,621,794
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.13%
12	TYPE OF REPORTING PERSON (see instructions) FI

Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP (CFIS-HIMSIS) directly owns and may be deemed to beneficially own 1,621,794 ordinary shares of the Issuer.

Fan Kwan Ho and Wang Jing are both the directors of CFIS-HIMSIS. As such they each individually have sole investment and voting power.

CUSIP No. G2161Y109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast International Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,621,794
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,621,794
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.13%
12	TYPE OF REPORTING PERSON (see instructions) FI

Coast International Asset Management Limited (CIAML) is the Investment manager of Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP. CIAML does not directly own any shares of common stock of the Issuer. CIAML may be deemed to beneficially own an aggregate of 1,621,794 ordinary shares of the Issuer.

CUSIP No. G2161Y109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast International Financial Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,621,794
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,621,794
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.13%
12	TYPE OF REPORTING PERSON (see instructions) HC

Coast International Financial Holdings Limited (CIFHL) is the Holding company of Coast International Asset Management Limited (CIAML). CIFHL does not directly own any shares of common stock of the Issuer. CIFHL may be deemed to beneficially own an aggregate of 1,621,794 ordinary shares of the Issuer.

CUSIP No. G2161Y109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fan Kwan Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,621,794
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,621,794
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.13%
12	TYPE OF REPORTING PERSON (see instructions) IN

Mr Fan Kwan Ho is the director of Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP and the investment committee member of Coast International Asset Management Limited.

CUSIP No. G2161Y109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wang Jing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,621,794
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,621,794
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.13%
12	TYPE OF REPORTING PERSON (see instructions) IN

Mr Wang Jing is the director of Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP and the investment committee member of Coast International Asset Management Limited.

Item 1(a).	Name of Issuer:
CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District. Beijing, People’s Republic of China 100190

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by
Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP (CFIS-HIMSIS) Coast International Asset Management Limited (CIAML)

Coast International Financial Holdings Limited (CIFHL)

Fan Kwan Ho

Wang Jing

With respect to shares of common stock of the above-named issuer directly owned by CFIS-HIMSIS. CIAML is the investment manager for CFIS-HIMSIS. CIFHL is the holding company of CIAML. Fan Kwan Ho and Wang Jing are the directors of CFIS-HIMSIS and the investment committee members of CIAML.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP

The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052,

Grand Cayman KY1-1208, Cayman Islands.

(ii) Coast International Asset Management Limited

Unit 01, 82/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

(iii) Coast International Financial Holdings Limited

Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box905, Quastisky Building, Road Town, Tortola, British Virgin Islands

(iv) Fan Kwan Ho

2/F, Block B4, Kwan Lok Sun Tsuen, Yuen Long ,HK (v) Wang Jing Double Cove Grandview, Tower 6, 25/F, Flat C, 8 Wu Kai Sha Road, Ma On Shan
Item 2(c).	Citizenship:

(i) Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP

Cayman Islands.

(ii) Coast International Asset Management Limited

Hong Kong

(iii) Coast International Financial Holdings Limited

British Virgin Islands

(iv) Fan Kwan Ho

Hong Kong

(v) Wang Jing

China

Item 2(d).	Title of Class of Securities:

Ordinary Shares, Par value $0.001 per share

Item 2(e).	CUSIP Number: G2161Y109

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power
Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP	1,621,794	5.13%	1,621,794		1,621,794
Coast International Asset Management Limited	1,621,794	5.13%	1,621,794		1,621,794
Coast International Financial Holdings Limited	1,621,794	5.13%		1,621,794		1,621,794
Fan Kwan Ho	1,621,794	5.13%	1,621,794		1,621,794
Wang Jing	1,621,794	5.13%	1,621,794		1,621,794

(1)	Represents Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP (CFIS-HIMSIS), who is the record owner, directly owns 1,621,794 ordinary shares of the Issuer. As such, CFIS-HIMSIS, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,621,794 shares of Common Stock.

Coast International Asset Management Limited (CIAML) is the Investment manager of CFIS-HIMSIS. CIAML does not directly own any shares of common stock of the Issuer. CIAML have the power to vote and dispose of the ordinary shares held by CFIS-HIMSIS. CIAML may be deemed to beneficially own an aggregate of 1,621,794 ordinary shares of the Issuer, CIAML disclaim beneficial ownership of such common shares except to the extent of voting and investment power interest.

Fan Kwan Ho and Wang Jing are the Directors of CFIS-HIMSIS and the investment committee members of CIAML. Mr Fan Kwan Ho and Mr Wang Jing have the voting and investment power on the ordinary shares held by CFIS-HIMSIS. To the extent, Mr. Fan Kwan Ho and Mr. Wang Jing, who do not directly own any shares of common stock of the Issuer, may be deemed to beneficially own such shares, Mr. Fan Kwan Ho and Mr. Wang Jing disclaim beneficial ownership of such common shares except to the extent of voting and investment power interest.

Coast International Financial Holdings Limited (CIFHL) is the Holding company of CIAML (100% own). CIFHL does not directly own any shares of common stock of the Issuer. CIFHL may be deemed to beneficially own an aggregate of 1,621,794 ordinary shares of the Issuer, CIFHL expressly disclaims such beneficial ownership of the 1,621,794 ordinary shares held by CFIS-HIMSIS.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See item 4

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6 ,2023	Coast Flagship Investment SPC-Harvest IPO Mixed Strategy Investment SP

	/s/	Fan Kwan Ho
	Name:	Fan Kwan Ho
	Title:	Director

Coast Interntional Asset Management Limited

	/s/	Wang Jing
	Name:	Wang Jing
	Title:	Sole-Director

Coast International Financial Holdings Limited

	/s/	Wang Jing
	Name:	Wang Jing
	Title:	Sole-Director

Fan Kwan Ho

	/s/	Fan Kwan Ho
	Name	Fan Kwan Ho

Wang Jing

	/s/	Wang Jing
	Name:	Wang Jing